Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

December 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust

(Filing relates to ClearBridge Small Cap Fund and ClearBridge Value Trust (each, a “Fund”)

(File No. 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust” or the “Registrant”), we are hereby submitting this letter to respond to comments received from Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 27, 2023. The comments related to the preliminary proxy statement and related materials filed with the Commission on November 20, 2023, with respect to the special meeting of shareholders of each Fund to be held on March 1, 2024 (the “Proxy Statement”). The following is a summary of the comments received from Ms. White and the Trust’s response on behalf of the Funds.

1. Comment: In the Q&A, under “What happens if new management and new subadvisory agreements are not approved for my Fund?” on page (iii), consider stating here, consistent with disclosure on page 33, that if shareholders approve Items 1 and 2, but do not approve the Western Asset Subadvisory Agreement under proposal 3, then Western Asset will be terminated as subadviser to the Fund

Response: The requested change will be made to add the following sentence at the end of the Q&A:

“If shareholders do not approve the new Subadvisory Agreement with Western Asset, but approve the new management agreement with FTFA and the new subadvisory agreement with ClearBridge, the current Western Asset subadvisory agreement will be terminated, and Western Asset will not provide cash management services to the Funds.”

2. Comment: On page 3 of the Proxy Statement, given that all proposals are non-routine, please remove the statement that broker non-votes will be counted for purposes of establishing a quorum.

Response: We acknowledge the Staff’s comment that broker non-votes should not be expected to be received, and we have revised the third sentence on page 3 to remove the reference to broker non-votes as follows: “For the purposes of establishing whether a quorum is present, all shares present and entitled to vote shall be counted.” Please note that we believe some reference to the tabulation of broker non-votes is required in the Proxy Statement as more thoroughly discussed in comment 3 below.

3. Comment: On page 4 of the Proxy Statement, in the second to last paragraph, please remove the statements in the paragraph that broker non-votes are not considered “votes cast” and, therefore, do not constitute a vote “FOR” the proposals.

Response: While the Registrant acknowledges that it should not receive broker non-votes based on the non-routine proposals set forth in the Proxy Statement, the Registrant notes that Item 21(b) of Schedule 14A requires the disclosure of the method by which votes will be counted, including the treatment and effect under applicable state law and Registrant charter and bylaw provisions of abstentions and broker non-votes. The Registrant further notes that the last sentence in the paragraph identified discloses that broker non-votes are not expected to be received. Because the Registrant believes that it is required to disclose the methodology for counting broker non-votes, it has retained the information about treatment of broker non-votes but has revised the paragraph to further emphasize that broker non-votes are not expected to be received. The revised paragraph (now presented as two paragraphs) is provided below:

“Abstentions are not considered “votes cast” and, therefore, do not constitute a vote “FOR” Proposals. Any abstentions would effectively be treated as votes “AGAINST” all Proposals.

Please note that broker non-votes are not expected with respect to the matters to be voted on because brokers are required to receive instructions from the beneficial owners or persons entitled to vote in order to submit proxies on the Proposals. “Broker non-votes” are shares held by brokers or nominees, typically in “street name,” as to which proxies have been returned but (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter. Although not expected, if any broker non-votes are received, they would be treated the same as abstentions and would effectively be counted as votes “AGAINST” all Proposals.”

4. Comment: In the Fee Tables, given that the fee waiver and recapture period under the current and new agreements could potentially exceed three years, please confirm that you have conducted a FAS 5 analysis and concluded that the recoupment is not probable. In addition, please confirm you have provided the Fund’s auditor with the FAS 5 analysis. If you cannot make this representation, the waiver should not be reflected in the Fee Tables.

Response: The fee waiver disclosure in the Fee Tables is consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by each Fund’s Board. We understand that it is the Staff’s position that to the extent the recoupment period is greater than three years, that the recoupment may be “probable” and a liability must be recorded. The Registrant has conducted a FAS 5 analysis and concluded that a liability is not necessary, and the Registrant’s auditor has been provided with this analysis.

5. Comment: On page 17, in the first paragraph, last sentence, the disclosure indicates: “The Current Management Agreement for ClearBridge Small Cap Fund includes similar provisions, but the Current Management Agreement for ClearBridge Value Trust does not.” Please clarify which provisions are being referenced, and whether the sentence is referencing the provisions in the prior sentence or the entire paragraph.

Response: The sentence has been revised as follows: “The Current Management Agreement for ClearBridge Small Cap Fund includes similar provisions relating to execution of brokerage transactions and the selection of brokers who also provide brokerage and research services as described in this paragraph. The Current Management Agreement for ClearBridge Value Trust does not explicitly address this matter.”

6. Comment: On page 17, in the second paragraph, last sentence, the disclosure indicates: “The Current Management Agreements contain similar provisions, except that the provisions in the Current Management Agreements do not explicitly address the exercise by the Manager of voting rights, rights to consent to corporate action or other rights pertaining to the Fund’s portfolio securities.” Please disclose the practical effect of these differences.

Response: The following sentence will be added to the end of the relevant paragraph:

“While the services with respect to voting rights, rights to consent to corporate action or other rights pertaining to the Fund’s portfolio securities are not expected to change under the New Management Agreement, the provisions of the New Management Agreement provide greater detail and clarity to the Fund regarding the specific nature of those services.”

7. Comment: Under “Economies of Scale” on page 26, please clarify whether the Board discussed that economies of scale will be passed on for the benefit of Fund investors in accordance with Item 22(c)(11).

Response: The fourth sentence under “Economies of Scale” has been revised as follows: “The Board considered whether the breakpoint fee structure was a reasonable means of sharing with Fund investors any economies of scale or other efficiencies that might accrue from increases in the Fund’s asset levels.”

8. Comment: With respect to Item 4.G. on page 45, please clarify that private activity municipal debt where principal and interest payments are derived principally from the assets of a non-governmental entity will be subject to a Fund’s concentration policy.

Response: The Trust will expand the disclosure regarding the concentration policy of the Funds to acknowledge the Staff’s position on the treatment of private activity municipal debt.

9. Comment: With respect to Item 4.G on page 45, please clarify that investments in sovereign debt of any single country will be subject to a Fund’s concentration policy.

Response: The Trust will expand the disclosure regarding the concentration policy of the Funds to acknowledge the Staff’s position on the treatment of securities issued by foreign governments.

10. Comment: With respect to Proposal 5 on page 46, please disclose that if Proposals 1, 2, and 5 are approved, a Fund’s name will need to be changed to include the manager’s name as required by the Manager of Managers order.

Response: The Registrant acknowledges the Staff’s comment that if a Fund relies on the Manager of Managers exemptive order, it would need to comply with the condition of the exemptive order requiring a fund whose name includes the name of a subadviser to also include (and to list first) the name of the Fund’s primary manager or a trademark or trade name used to identify that primary manager. However, the Registrant respectfully declines to include a disclosure about a potential name change at this time because it is not currently contemplated and could be confusing to Fund shareholders. The Registrant confirms that if a Fund elects to rely on the Manager of Managers exemptive order, and at the time the Fund’s name does not meet the foregoing condition, the Fund’s name would be changed in accordance with the conditions of the order and shareholders would be provided advance notice of that change.

11. Comment: Please consider providing a link or an appendix within the Proxy Statement that provides the Manager of Managers order.

Response: The Registrant has considered the Staff’s request and believes that the addition of such a link or appendix would not provide additional helpful information to shareholders. The order itself is succinct but does not contain relevant detail about the conditions of the order, and in contrast, the application for the exemptive order provides detailed information about the applicable conditions but is lengthy and legalistic. We believe this information would not be helpful or easily understandable to shareholders, and that the discussion under Proposal 5 provides the relevant information for shareholders to understand the proposed reliance on the Manager of Managers order.

12. Comment: With respect to Appendix A to the Proxy Statement, which provides the comparison of the current and new Management Agreements, please highlight the differences between the provisions rather than showing a side by side comparison of line-by-line wording.

Response: The Registrant notes that the material differences between the provisions of the current and new Management Agreements are specifically highlighted in the discussion under Proposal 1 under “Comparison of New Management Agreement with Current Management Agreement.” This section includes a comparison of compensation, investment management services, expenses, conflicts of interest, limitations of liability, and duration and termination provisions. The intent of providing Appendix A was to provide even more detailed information to shareholders, in addition to the highlighted comparison of differences under Proposal 1. The Registrant therefore respectfully declines to make the change because it believes that the requested change would duplicate the material under Proposal 1 and would detract from the intended purpose of providing additional detail for those shareholders who may wish to review it.

Please contact the undersigned at 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

4